SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Guild Holdings Company

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

40172N107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1	NAME OF REPORTING PERSON McCarthy Capital Mortgage Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 40,333,019 shares of Class A Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 40,333,019 shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,333,019 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 67.22%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSON McCarthy Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 40,333,019 shares of Class A Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 40,333,019 shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,333,019 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 67.22%
12	TYPE OF REPORTING PERSON (See Instructions) IA

1	NAME OF REPORTING PERSON McCarthy Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 40,333,019 shares of Class A Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 40,333,019 shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,333,019 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 67.22%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSON Patrick J. Duffy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 40,333,019 shares of Class A Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 40,333,019 shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,333,019 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 67.22%
12	TYPE OF REPORTING PERSON (See Instructions) IN

ITEM 1(a):	Name of Issuer:

Guild Holdings Company (the “Issuer”).

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

5887 Copley Drive

San Diego, California 92111

ITEM 2(a):	Name of Person Filing:

This Statement on Schedule 13G is being filed by:

(i) McCarthy Capital Mortgage Investors, LLC (“MCMI”) is the direct holder of 40,333,019 shares of Class B Common Stock of the Issuer;

(ii) McCarthy Partners Management, LLC (“MPM”) with respect to the 40,333,019 shares of Class B Common Stock of the Issuer held directly by MCMI;

(iii) McCarthy Partners, LLC (“MP”), with respect to the 40,333,019 shares of Class B Common Stock of the Issuer held directly by MCMI; and

(iv) Patrick J. Duffy, with respect to the 40,333,019 shares of Class B Common Stock of the Issuer held directly by MCMI.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the business office of each of the Reporting Persons is 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102, USA.

ITEM 2(c):	Citizenship:

MCMI, MPM and MP are limited liability companies organized under the laws of the State of Delaware. Mr. Duffy is a citizen of the United States.

ITEM 2(d):	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share.

ITEM 2(e):	CUSIP Number:

40172N107

ITEM 3:	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership.

Introductory Note: The shares of Class A Common Stock of the Issuer reported as beneficially owned by the Reporting Persons on this Schedule 13-G are obtainable upon conversion of the shares of Class B Common Stock of the Issuer on a one-to-one basis at any time at the option of the holder and under certain other circumstances specified in the amended and restated certificate of incorporation of the Issuer.

40,333,019 shares of Class B Common Stock of the Issuer are held of record by MCMI. MPM is the manager of MCMI and as such has voting and investment power over the shares of Class B Common Stock of the Issuer held by MCMI. MPM is managed under the exclusive direction of MP. As a result, MP may be deemed to beneficially own these shares owned directly by MCMI. Patrick J. Duffy is the President and Managing Partner of MP. In his capacity as the President of MP, Mr. Duffy may be deemed to exercise voting and investment control over the shares of Class B Common Stock of the Issuer held by MCMI.

For each of the Reporting Persons:

(a)	Amount Beneficially Owned: 40,333,019

(b)	Percent of Class: 67.22%

The percentage set forth in this Schedule 13G is calculated based upon 60,000,000 shares of Class A Common Stock of the Issuer, comprising the sum of 19,666,981 shares of Class A Common Stock of the Issuer, reported to be outstanding in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 4, 2020, and 40,333,019 shares of Class A Common Stock of the Issuer issuable upon the conversion of 40,333,019 shares of Class B Common Stock of the Issuer, held by MCMI on the date hereof.

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

ITEM 8:	Identification and Classification of Members of the Group.

Not applicable

ITEM 9:	Notice of Dissolution of a Group.

Not applicable

ITEM 10:	Certification.

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

MCCARTHY CAPITAL MORTGAGE INVESTORS, LLC

By:	/s/ Patrick J. Duffy
Name:	Patrick J. Duffy
Title:	President

MCCARTHY PARTNERS, LLC

By:	/s/ Patrick J. Duffy
Name:	Patrick J. Duffy
Title:	President

MCCARTHY PARTNERS MANAGEMENT, LLC

By:	/s/ Patrick J. Duffy
Name:	Patrick J. Duffy
Title:	President

PATRICK J. DUFFY

By:	/s/ Patrick J. Duffy
Name:	Patrick J. Duffy
Title:	In his personal capacity